UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                           BRIGHAM EXPLORATION COMPANY

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    109178103
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 12, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

109178103                                                     PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners III, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,908,933
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,908,933
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,908,933
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103                                                     PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP III Investors, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,908,933
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,908,933
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,908,933
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

109178103                                                     PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP-Brigham Partners, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,908,933
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,908,933
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,908,933
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103                                                     PAGE 5 OF 10 PAGES

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       1,908,933
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,908,933
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,908,933
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

109178103                                                     PAGE 6 OF 10 PAGES

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 3, 2000, as amended by Amendment No. 1 thereto, dated as of November 6, 2000, as amended by Amendment No. 2 thereto, dated as of March 5, 2001, as amended by Amendment No. 3 thereto, dated as of December 23, 2002, as amended by Amendment No. 4 thereto, dated as of December 23, 2002, and as amended by Amendment No. 5 thereto, dated as of September 23, 2003, with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Brigham Exploration Company, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP LP"), GAP III Investors, Inc., a Delaware corporation ("GAP III"), GAP-Brigham Partners, L.P., a Delaware limited partnership ("GAP-Brigham"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP LP, GAP III and GAP-Brigham, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP LP is GAP III. The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of GAP III is as follows:

                                                                  PRINCIPAL
                                         RESIDENCE OR             OCCUPATION
NAME/TITLE                               BUSINESS ADDRESS         OR EMPLOYMENT
--------------------------------------   ----------------------   -----------------------------
Steven A. Denning,                       3 Pickwick Plaza         Managing Member of General
Director and President                   Greenwich, CT 06830      Atlantic Partners, LLC

David C. Hodgson,                        3 Pickwick Plaza         Managing Member of General
Director, Vice President and Secretary   Greenwich, CT 06830      Atlantic Partners, LLC

William E. Ford,                         3 Pickwick Plaza         Managing Member of General
Director and Vice President              Greenwich, CT 06830      Atlantic Partners, LLC

Matthew Nimetz,                          3 Pickwick Plaza         Managing Member of General
Vice President                           Greenwich, CT 06830      Atlantic Partners, LLC

Thomas J. Murphy,                        3 Pickwick Plaza         Chief Financial Officer of General
Vice President and Treasurer             Greenwich, CT 06830      Atlantic Partners, LLC

109178103                                                     PAGE 7 OF 10 PAGES

The general partner of GAP-Brigham is Steven A. Denning. The general partners of GAPCO II are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAPCO II General Partners"). The business address of each of the GAPCO II General Partners (other than Messrs. Wendelstadt, Currie, Kelly, Tinsley and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, VA 20191. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621.The present principal occupation or employment of each of the GAPCO II General Partners is as a managing member of General Atlantic Partners, LLC ("GAP LLC"). Each of the officers and directors of GAP III and each of the GAPCO II General Partners, other than Messrs. Engstrom, Kern, Wong and Wendelstadt, is a citizen of the United States. Mr. Engstrom is a citizen of Sweden. Messrs. Kern and Wendelstadt are citizens of Germany and Mr. Wong is a citizen of Singapore.

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

109178103                                                     PAGE 8 OF 10 PAGES

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

UNCHANGED.

ITEM 4.  PURPOSE OF TRANSACTION.

UNCHANGED.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a) As of January 13, 2004, GAP III, GAP LP, GAP-Brigham and GAPCO II each own of record no shares of Common Stock, 1,539,684 shares of Common Stock, 73,396 shares of Common Stock and 295,853 shares of Common Stock, respectively, or 0%, 5.5%, 0.3% and 1.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

By virtue of the fact that (i) Steven A. Denning is the general partner of GAP-Brigham, (ii) Messrs. Denning, Hodgson and Ford are directors and senior executive officers of GAP III, (iii) GAPCO II is an affiliate of GAP LP, GAP III and GAP-Brigham and (iv) GAP LP, GAP III, GAP-Brigham and GAPCO II may, from time to time, consult among themselves and coordinate the voting and disposition of shares of Common Stock, as well as such other actions taken on behalf of the Reporting Persons with respect to the shares of Common Stock as they deem to be in the collective interests of the Reporting Persons, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of January 13, 2004, each of the Reporting Persons may be deemed to own beneficially an aggregate of 1,908,933 shares of Common Stock or 6.8% of the Company's issued and outstanding shares of Common Stock.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,908,933 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c) This Amendment No. 6 is being filed as a result of the fact that between January 5, 2004 through January 13, 2004, GAP LP, GAP-Brigham and GAPCO II sold on the open market the following number of shares of Common Stock for the aggregate proceeds listed below, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of November 12, 2003. In addition, on December 17, 2003, GAPCO II distributed an aggregate of 269,965 shares of Common Stock to certain limited partners, and on December 24, 2003, GAPCO II distributed an aggregate of 149,981 to a limited partner.

        DATE                   SELLER          SHARES SOLD       PRICE PER SHARE
        ----                   ------          -----------       ---------------

   January 5, 2004           GAP LP               15,710             $8.09

   January 6, 2004           GAP LP               42,481            $8.0871

   January 7, 2004           GAP LP               11,110            $8.1072

   January 8, 2004           GAP LP               17,356            $8.0758

   January 9, 2004           GAP LP               69,439             $8.354

   January 12, 2004          GAP LP               70,828            $8.4244

   January 13, 2004          GAP LP               30,553             $8.198

   January 6, 2004           GAP-Brigham          2,773             $8.0871

   January 7, 2004           GAP-Brigham           530              $8.1072

   January 8, 2004           GAP-Brigham           828              $8.0758

   January 9, 2004           GAP-Brigham          3,310              $8.354

   January 12, 2004          GAP-Brigham          3,376             $8.4244

   January 13, 2004          GAP-Brigham          1,456              $8.198

   January 5, 2004           GAPCO II             2,882              $8.09

   January 6, 2004           GAPCO II             8,297             $8.0871

   January 7, 2004           GAPCO II             2,135             $8.1072

   January 8, 2004           GAPCO II             3,338             $8.0758

   January 9, 2004           GAPCO II             13,343             $8.354

   January 12, 2004          GAPCO II             13,610            $8.4244

   January 13, 2004          GAPCO II             5,871              $8.198


(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Unchanged.

109178103                                                     PAGE 9 OF 10 PAGES


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1: Power of Attorney dated January 4, 2004, appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

109178103                                                    PAGE 10 OF 10 PAGES

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED JANUARY 14, 2004

                               GENERAL ATLANTIC PARTNERS III, L.P.
                                   By: GAP III INVESTORS, INC.,
                                      Its general partner


                        By:   /s/ Thomas J. Murphy
                              ----------------------------------
                              Name:  Thomas J. Murphy
                              Title: Vice President and Treasurer



                                  GAP III INVESTORS INC.


                        By:   /s/ Thomas J. Murphy
                              ----------------------------------
                              Name:  Thomas J. Murphy
                              Title: Vice President and Treasurer



                                 GAP-BRIGHAM PARTNERS, L.P.


                        By:   /s/ Steven A. Denning
                              ----------------------------------
                              Name:  Steven A. Denning
                              Title: General Partner



                              GAP COINVESTMENT PARTNERS II, L.P.


                        By:   /s/ Thomas J. Murphy
                              ----------------------------------
                              Name:  Thomas J. Murphy
                              Title: Vice President and Treasurer